November 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: James Peklenk, Senior Staff Accountant

Re:	Intercept Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015 Form 10-Q for the Quarterly Period Ended September 30, 2016 File No. 001-35668

Ladies and Gentlemen:

I am submitting this letter in relation to your comment letter dated November 21, 2016 and my telephonic discussion with Mr. Peklenk on that date. Pursuant to our discussion, we confirm that we plan to submit responses to the comment letter no later than December 20, 2016, which reflects an extension of ten (10) business days to your originally requested response deadline.

We appreciate the Commission’s willingness to provide us with the extension. In the meanwhile, should you have any questions, please do not hesitate to contact me at 646-747-1006 or byoon@interceptpharma.com.

U.S. Securities and Exchange Commission

November 23, 2016

Very truly yours,

Intercept Pharmaceuticals, Inc.

/s/ Bryan Yoon
Bryan Yoon
Senior Vice President—Legal Affairs

cc:

Securities and Exchange Commission

Jim B. Rosenberg, Senior Assistant Chief Accountant

Keira Nakada, Senior Staff Accountant

Intercept Pharmaceuticals, Inc.

Mark Pruzanski, M.D., President and Chief Executive Officer

Sandip Kapadia, Chief Financial Officer and Treasurer

Rocco Venezia, Corporate Controller